10F-3 Report
CGCM Small Capitalization Growth Investments
	3/1/2013		through	8/31/2013

Issuer Name	Sub-Adviser	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price
Artisan Partners Asset Management Inc.	Westfield Capital Management	3/7/2013	Goldman Sachs	11,491,541	6,230	30
Tableau Software Inc.	Westfield Capital Management	5/17/2013	Goldman Sachs	7,200,000.00	368	31.00